SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on April 20, 2015

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Full name of discloser:	Royal Dutch Shell plc

(b)    Owner or controller of interests and short positions disclosed, if different from 1(a):

The naming of nominee or vehicle companies is insufficient. For a trust, the trustee(s), settlor and beneficiaries must be named.

N/A

(c) Name of offeror in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Royal Dutch Shell plc

(d) Is the discloser the offeror or the offeree?	OFFEROR

(e) Date position held: The latest practicable date prior to the disclosure	17 April 2015

(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state “N/A”	YES If YES, specify which: BG Group plc

2.	POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

	A ordinary shares
	Interests		Short positions
Class of relevant security:	Number	%[1]	Number	%
(1) Relevant securities owned and/or controlled:	Nil	0	Nil	0
(2) Cash-settled derivatives:	Nil	0	Nil	0
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	0	Nil	0
TOTAL:	Nil	0	Nil	0

[1]	Percentage calculations are based on Royal Dutch Shell plc’s total number of A ordinary shares in issue being 3,894,584,881 and B ordinary shares in issue being 2,440,410,614 (in each case, held outside treasury).

	B ordinary shares
	Interests		Short positions
Class of relevant security:	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	Nil	0	Nil	0
(2) Cash-settled derivatives:	Nil	0	Nil	0
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	0	Nil	0
TOTAL:	Nil	0	Nil	0

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	N/A

Details, including nature of the rights concerned and relevant percentages:	N/A

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe (including directors’ and other employee options) of any person acting in concert with the party to the offer making the disclosure:

(A) Interests held by directors of Royal Dutch Shell plc and their close relatives and related trusts

	A ordinary shares		B ordinary shares
Class of relevant security	Number	%	Number		%
Jorma Ollila	25,000	0.000642	Nil		Nil
Hans Wijers	5,251	0.000135	Nil		Nil
Ben van Beurden	26,749	0.000687	Nil		Nil
Simon Henry	9,175	0.000236	311,452		0.012762
Guy Elliott	Nil	Nil	5,777		0.000237
Euleen Goh	Nil	Nil	Nil		Nil
Charles O. Holliday	Nil	Nil	30,000	*	0.001229
Gerard Kleisterlee	5,254	0.000135	Nil		Nil
Sir Nigel Sheinwald	Nil	Nil	1,000		0.000041
Linda G. Stuntz	Nil	Nil	8,400	*	0.000344
Patricia A. Woertz	Nil	Nil	6,000	*	0.000246
Gerrit Zalm	2,026	0.000052	Nil		Nil

*	These shares are held in the form of American depositary shares (one B American depositary share being equivalent to two B ordinary shares).

(B) Interests held by directors of Royal Dutch Shell plc under its share plans

Class of relevant security	A ordinary shares		B ordinary shares		Exercise price
Long Term Incentive Plan**
Ben van Beurden	402,662	[A]	Nil		Nil
Simon Henry	Nil		297,914	[A]	Nil
Deferred Bonus Plan**
Ben van Beurden	82,141	[B]	Nil		Nil
Simon Henry	Nil		109,393	[C]	Nil

[A]	The vesting of these shares is subject to performance conditions.
[B]	The vesting of 6,643 of these shares is subject to performance conditions.
[C]	The vesting of 24,978 of these shares is subject to performance conditions.
**	The exact vesting date of the shares under these plans cannot be specified. All awards under these plans have a three year performance or a three year deferral period. The timing of the vesting of the awards after such period has ended is dependent on a number of factors including, for example, approval by Royal Dutch Shell plc’s remuneration committee and / or the timing of close periods. Further details of these plans are set out in Royal Dutch Shell’s annual report and accounts for the year ending 31 December 2014 (www.shell.com/global/aboutshell/investor/financial-information/annual-reports-and-publications.html).

(C) Interests held by other presumed concert parties of Royal Dutch Shell plc

Class of relevant security	A ordinary shares			B ordinary shares
	Number		%	Number	%
Shell Asset Management Company B.V.	2,208,042		0.056695	1,533,668	0.062845
Merrill Lynch International	1,968	***	0.000051	Nil	Nil

***	These shares are held in the form of American depositary shares (one A American depositary share being equivalent to two A ordinary shares).

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state “none”

None.

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i) the voting rights of any relevant securities under any option; or

(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

None.

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO

Supplemental Form 8 (SBL)	NO

Date of disclosure:	20 April 2015

Contact name:	Sarah Else

Telephone number:	0207 934 4456

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: April 21, 2015